           AMDOCS LIMITED SECOND QUARTER REVENUE GROWS 22.3% TO $455.3
                      MILLION, PRO FORMA EPS REACHES $0.37


    STOCK REPURCHASE PLAN EXPANDED TO 20 MILLION SHARES BY BOARD OF DIRECTORS

St. Louis, MO - April 23, 2002 -- Amdocs Limited (NYSE: DOX) today reported that for the second quarter ended March 31, 2002, revenue reached $455.3 million, an increase of 22.3% over last year's second quarter. Excluding acquisition-related costs, net income increased 22.5% to $82.9 million, while earnings per share increased 23.3% to $0.37 per diluted share, compared to net income of $67.6 million, or $0.30 per diluted share, in the second quarter of fiscal 2001. The Company's as-reported net income, which includes acquisition-related charges for amortization of goodwill and purchased intangible assets and related tax effects, was $26.4 million, or $0.12 per diluted share, compared to a net income of $15.4 million, or $0.07 per diluted share, in the second quarter of fiscal 2001.

Avi Naor, Chief Executive Officer of Amdocs Management Limited, said, "This quarter, we continued to meet revenue and profitability targets and our ability to generate cash remains very high. In light of the current economy, I am very satisfied with the results. We expanded our customer base and had a very strong presence with wireline customers. We leveraged our outstanding set of offerings, including billing for next generation services and outsourcing services. We saw particular momentum in the CRM area with several new customer wins reflecting our unique ability to offer both full integration with our customer care and billing product and standalone offerings. Notably, our pipeline of new prospects continues to grow reflecting our ability to offer customers the products that meet changing market needs."

"Carriers are being very careful about committing to new capital expenditures. During the second quarter, we encountered further delays in customers finalizing their buying decisions, even for mission-critical software. We see more decisions being made in a phased approach, with some customers committing only to project elements that are immediately essential. This reflects a more prolonged and deeper market deterioration than had been originally anticipated," Naor noted. Amdocs expects that revenue for fiscal year ending September 30, 2002, will be approximately $1.73 billion, with pro forma earnings per share for the fiscal year expected to be approximately $1.40, excluding acquisition-related costs and nonrecurring charge.

Naor concluded, "Many procurement decisions for new systems are currently postponed, but the demand is still there, resulting in an expanding pipeline for Amdocs. We believe these mission-critical systems remain a top priority for carriers and will be the first projects to benefit from a recovery in capital spending. Carriers recognize the growing need for the market differentiation offered by Amdocs systems. Leveraging our strong offering and broad, high-quality customer base, we are poised for accelerated growth as the industry emerges from the current transition period. Due to our market leadership position and proven business model, we are very confident of our long term business prospects."

The Company also announced that its Board of Directors has expanded the existing stock repurchase plan to authorize the purchase of up to 20 million shares, or approximately 9% of the Company's outstanding common stock. This represents an increase from the 11 million shares originally authorized when the plan was instituted in November 2001. These purchases may be made on the open market, or in privately negotiated transactions, at times and prices considered appropriate by the Company, which intends to fund the repurchases with available funds.

Amdocs is the world's leading provider of CRM, billing and order management systems for the communications industry. Amdocs has an unparalleled success record in project delivery of its mission-critical products. With human resources of over 9,100 information systems professionals, Amdocs supports a global customer base. For more information visit our Web site at www.amdocs.com.

Amdocs will host a conference call on April 23, 2002 at 5 p.m. Eastern Daylight Time to discuss the Company's second quarter results. The call will be carried live on the Internet via www.vcall.com and the Amdocs website, www.amdocs.com.

This press release may contain forward-looking statements as defined under the Securities Act of 1933, as amended, including statements about Amdocs' growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs' ability to grow in the mobile, wireline and IP business segments, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the Company's filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F filed December 27, 2001 and our Form 6-K filed on January 30, 2002.

Contact:

Thomas G. O'Brien

Treasurer and Director of Investor Relations

Amdocs Limited

314/212-8328

E-mail: dox_info@amdocs.com

                                 AMDOCS LIMITED

             PRO FORMA CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

            EXCLUDING PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT, AMORTIZATION OF GOODWILL AND PURCHASED INTANGIBLE ASSETS, NONRECURRING CHARGE
                            AND RELATED TAX EFFECTS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                SEPTEMBER 30,                   SEPTEMBER 30,
                                                                  MARCH 31,                       MARCH 31,
                                                          ------------------------        ------------------------
                                                          2002 (1)        2001 (1)        2002 (2)        2001 (2)
                                                          --------        --------        --------        --------
Revenue:
   License                                                $ 45,528        $ 43,290        $ 87,818        $ 81,366
   Service                                                 409,741         328,999         790,092         633,090
                                                          --------        --------        --------        --------
                                                           455,269         372,289         877,910         714,456
Operating expenses:
   Cost of license                                           1,433           1,295           2,413           2,953
   Cost of service                                         249,204         206,154         479,807         397,942
   Research and development                                 30,902          25,152          59,459          48,731
   Selling, general and administrative                      61,023          48,168         114,802          91,618
                                                          --------        --------        --------        --------
                                                           342,562         280,769         656,481         541,244
                                                          --------        --------        --------        --------
Operating income                                           112,707          91,520         221,429         173,212

Interest income and other, net                               2,383           5,096           5,710          10,658
                                                          --------        --------        --------        --------
Income before income taxes                                 115,090          96,616         227,139         183,870

Income taxes                                                32,225          28,985          63,599          55,161
                                                          --------        --------        --------        --------
Net income                                                $ 82,865        $ 67,631        $163,540        $128,709
                                                          ========        ========        ========        ========
Diluted earnings per share                                $   0.37        $   0.30        $   0.73        $   0.57
                                                          ========        ========        ========        ========
Diluted weighted average number of shares outstanding      225,488         227,213         225,275         226,994
                                                          ========        ========        ========        ========

(1) Excludes $61,894 and $54,164 of amortization of goodwill and purchased intangible assets, and tax effects related to the above of $5,470 and $1,946 for the three months ended March 31, 2002 and 2001, respectively. Including the above items, income before income taxes was $53,196 and $42,452 and diluted earnings per share were $0.12 and $0.07 for the three months ended March 31, 2002 and 2001, respectively.

(2) Excludes $118,676 and $108,324 for amortization of goodwill and purchased intangible assets, $17,400 and $0 for write-off of purchased in-process research and development related to the Clarify acquisition, $13,311 and $0 of a nonrecurring charge related to the consolidation of data centers and the resulting closure of our Stamford, Connecticut facility, and tax effects related to the above of $16,622 and $7,604 for the six months ended March 31, 2002 and 2001, respectively. Including the above items, income before income taxes was $77,752 and $75,546, and diluted earnings per share were $0.14 and $0.12 for the six months ended March 31, 2002 and 2001, respectively.

                                 AMDOCS LIMITED

                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                     THREE MONTHS ENDED        SIX MONTHS ENDED
                                                                         MARCH 31,                 MARCH 31,
                                                                   ---------------------     ---------------------
                                                                     2002         2001         2002         2001
                                                                   --------     --------     --------     --------
Revenue:
   License                                                         $ 45,528     $ 43,290     $ 87,818     $ 81,366
   Service                                                          409,741      328,999      790,092      633,090
                                                                   --------     --------     --------     --------
                                                                    455,269      372,289      877,910      714,456
Operating expenses:
   Cost of license                                                    1,433        1,295        2,413        2,953
   Cost of service                                                  249,204      206,154      479,807      397,942
   Research and development                                          30,902       25,152       59,459       48,731
   Selling, general and administrative                               61,023       48,168      114,802       91,618
   Amortization of goodwill and purchased intangible assets          61,894       54,164      118,676      108,324
   In-process research and development and nonrecurring charge
                                                                         --           --       30,711           --
                                                                   --------     --------     --------     --------
                                                                    404,456      334,933      805,868      649,568
                                                                   --------     --------     --------     --------
Operating income                                                     50,813       37,356       72,042       64,888

Interest income and other, net                                        2,383        5,096        5,710       10,658
                                                                   --------     --------     --------     --------
Income before income taxes                                           53,196       42,452       77,752       75,546

Income taxes                                                         26,755       27,039       46,977       47,557
                                                                   --------     --------     --------     --------
Net income                                                         $ 26,441     $ 15,413     $ 30,775     $ 27,989
                                                                   ========     ========     ========     ========
Basic earnings per share                                           $   0.12     $   0.07     $   0.14     $   0.13
                                                                   ========     ========     ========     ========
Diluted earnings per share                                         $   0.12     $   0.07     $   0.14     $   0.12
                                                                   ========     ========     ========     ========
Basic weighted average number of shares outstanding                 222,995      221,884      222,844      221,546
                                                                   ========     ========     ========     ========
Diluted weighted average number of shares outstanding               225,488      227,213      225,275      226,994
                                                                   ========     ========     ========     ========

                                 AMDOCS LIMITED

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                                              AS OF
                                                                                    ---------------------------
                                                                                    MARCH 31,     SEPTEMBER 30,
                                                                                      2002           2001
                                                                                    ----------    -------------
                                                                                    (UNAUDITED)
ASSETS

Current assets

   Cash, cash equivalents and short-term interest-bearing investments               $1,040,940     $1,110,067
   Accounts receivable, including unbilled of $26,762 and $23,272, respectively        406,588        384,851
   Deferred income taxes and taxes receivable                                           54,868         38,916
   Prepaid expenses and other current assets                                            54,968         38,045
                                                                                    ----------     ----------
    Total current assets                                                             1,557,364      1,571,879

Equipment, vehicles and leasehold improvements, net                                    171,496        173,695
Goodwill and other intangible assets, net                                              874,200        788,187
Other noncurrent assets                                                                122,816         90,675
                                                                                    ----------     ----------
Total assets                                                                        $2,725,876     $2,624,436
                                                                                    ==========     ==========


LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities

   Accounts payable and accruals                                                    $  340,888     $  270,517
   Short-term portion of capital lease obligations                                      10,286         10,400
   Deferred revenue                                                                    136,140        140,033
   Deferred income taxes and income taxes payable                                      104,635         91,026
                                                                                    ----------     ----------
    Total current liabilities                                                          591,949        511,976
Convertible notes and other noncurrent liabilities                                     608,333        600,369
Shareholders' equity                                                                 1,525,594      1,512,091
                                                                                    ----------     ----------
Total liabilities and shareholders' equity                                          $2,725,876     $2,624,436
                                                                                    ==========     ==========

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